August 17, 2022

VIA EDGAR – FORM DEL AM

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Delaying Amendment for Putnam Asset Allocation Funds (the “Registrant”), on behalf of its
Putnam Multi-Asset Income Fund series, Registration Statement on Form N-14 (File No.
333-266242)

Ladies and Gentlemen:

          Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to the Registrant’s Registration Statement on Form N-14 (File No. 333-266242) (the “Registration Statement”) relating to the proposed reorganization of Putnam Multi-Asset Absolute Return Fund into Putnam Multi-Asset Income Fund. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on July 20, 2022, pursuant to Rule 488 under the Securities Act.

          The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

          Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Boston and The Commonwealth of Massachusetts on the 17th day of August, 2022.

          No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please call Venice Monagan at (617) 760-2577.

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Securities and Exchange Commission	- 2 -	August 17, 2022

Sincerely yours,

PUTNAM FUNDS TRUST

By:	/s/ Jonathan S. Horwitz
Name:	Jonathan S. Horwitz
Title:	Executive Vice President, Principal Executive
Officer, and Compliance Liaison